UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Annual Report
Fiscal 2002 Ended December 31, 2002

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
       OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[**X**]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
       THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
       THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from _____ to _____

Commission file number 0-30026

CAMFLO INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of incorporation or organization)

938 Howe Street, #703, Vancouver, British Columbia V6Z 1N9
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of
capital or common stock as of the close of the period covered by the annual
report.   3,536,666

Indicate by check mark whether the registrant (1) has filed all reports
required to be filed by Section 12 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the
registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past ninety days.   Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has
elected to follow: Item 17 xxx   Item 18 ___

Page 1 of 60
Index to Exhibits on Page 38

CAMFLO INTERNATIONAL INC.
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

INTRODUCTION

Camflo International Inc. is organized under the laws of the Yukon Territory, Canada. In this Annual Report, the "Company", "we," "our" and "us" refer to Camflo International Inc. and its subsidiaries (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 938 Howe Street, Suite #704, Vancouver, British Columbia, Canada V6Z 1N9. Our telephone number is 604-837-9484.

BUSINESS OF CAMFLO INTERNATIONAL INC.

The Company is in the business of acquiring, exploring, and developing (when appropriate) oil/gas properties. The principle properties are: the Snipe Lake Prospect (exploration/drilling in Alberta, Canada); and the Wimberly No. 5 Gas Prospect in Texas, USA. No known reserves of commercial oil/gas have been established on any of the Company's oil/gas properties.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
 --- No Disclosure Necessary ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
   --- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as discussed in footnotes to the financial statements.

The selected financial data of the Company for Fiscal 2002, Fiscal 2001 and Fiscal 2000 ended December 31st was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, as indicated in their audit report which are included elsewhere in this Annual Report. The selected financial data set forth for Fiscal 1999 and Fiscal 1998 ended December 31st are derived from the Company's audited financial statements, not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

All per-share figures and number of shares are adjusted for the one-for-nine stock consolidation effective 11/22/2001.

```
                               Table No. 1
                          Selected Financial Data
                     (CDN$ in 000, except per share data)
```

	Year Ended 12/31/2002	Year Ended 12/31/2001	Year Ended 12/31/2000	Year Ended 12/31/99	Year Ended 12/31/98
Canadian GAAP					
Revenue From Operations	$ 0	$ 0	$ 0	$ 0	$ 0
Operating Income (Loss)	($269)	($207)	($195)	($392)	($53)
Net Income (Loss)	($269)	($412)	($408)	($433)	($53)
(Loss) per Share	($0.12)	($0.37)	($0.37)	($0.40)	($0.09)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	2322	1107	1104	1071	869
Period-end Shares O/S	3537	1107	1107	1101	1028
Working Capital	$95	($143)	($181)	$10	$407
Long-Term Obligations	760	244	0	0	0
Capital Stock	1169	925	925	925	865
Shareholders' Equity	(407)	(382)	20	438	811
Total Assets	376	93	252	501	918
US GAAP					
Net Loss (Loss)	($269)	($258)	($261)		
US GAAP Loss Per Share	($0.12)	($0.23)	($0.27)		
US GAAP Wtg Avg Shares	2322	1107	956		

(1) Cumulative Net Loss since incorporation under US GAAP to 12/31/2001 has
     been ($1,889,510).

(2) Under US GAAP, the calculation of weighted average number of shares used
     in the calculation of Loss Per Share for Fiscal 2000 would not have
     included 148,148 escrowed, contingently cancelable common shares.

(3) Under SEC application of US GAAP, the Company would have expensed all
     costs associated with its exploration-stage natural resource properties
     during the period incurred. Accordingly, there is a reversal of a Fiscal
     2000 $212,267 write-down of exploration costs and a reversal of a Fiscal
     2001 $205,000 mineral property write-off.

(4) Under US GAAP, the value of the assignment agreement to acquire the
     mineral property is expensed rateably over the life of the agreement.
     Therefore an expense of $Nil (2001: $51,250; 2000: $51,250) is required
     under US GAAP.

(5) Under US GAAP, options issued to non-employees for services are recorded
     as a compensation expense. Under Financial Accounting Standards No. 123,
     the fair value of each option issued is estimated on the date of issue
     using the Black-Scholes option pricing model. Therefore an expense of
     $14,300 is required for Fiscal 2000 under US GAAP.

3.A.3. Exchange Rates

In this Annual Report Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. The data for each month during the previous six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
May 2003		1.42	1.34	1.37
April 2003		1.48	1.43	1.43
March 2003		1.49	1.47	1.47
February 2003		1.53	1.49	1.49
January 2003		1.58	1.52	1.53
December 2002		1.58	1.55	1.58
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50
Fiscal Year Ended 12/31/1999	1.49	1.53	1.44	1.44
Fiscal Year Ended 12/31/1998	1.49	1.57	1.41	1.54

3.B. Capitalization and Indebtedness   No Disclosure Necessary ---
3.C. Reasons For The Offer And Use Of Proceeds   No Disclosure Necessary ---

3.D. Risk Factors

The Company is subject to a number of risks and uncertainties, including those described below. If any of the these or other risks actually occur, our business, financial condition and operating results, as well as the trading price or value of our securities could be materially and adversely affected.

Competition
Oil and gas exploration is intensely competitive and involves a high degree of risk. There can be no assurance that commercial production of hydrocarbons can be obtained from any of the Company's properties, nor are there any assurances that production, if obtained, will be in sufficient quantities to be profitable. In its efforts to acquire properties, the Company competes with other companies that have significantly greater resources. Many of these companies not only explore for and produce oil and gas, but also conduct refining and petroleum marketing operations on a worldwide basis. Competition for producing properties will be affected by the amount of funds available to the Company, information available to the Company and any standards established by the Company for the minimum projected return on investment. Competition may also be presented by alternative fuel sources.

Risks Associated with Oil and Gas Exploration
There can be no assurance that the Company will recover commercial quantities of hydrocarbons in the future. The marketability of any oil and gas acquired or discovered will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, proximity and capacity of oil and gas pipelines and processing equipment and government regulations (including regulations relating to royalties, allowable production, importing and exporting of oil and gas, and environmental protection). In addition, hazards such as unusual or unexpected formations, pressures or other conditions are involved in drilling and operating wells.

The business of exploration and development of resource properties involves a high degree of risk. Fires, power outages, labor disruptions, unusual or unexpected geological formations, and the inability to obtain suitable or adequate machinery, equipment or labor are some of the risks involved in the operation of resource properties. The Company may become subject to liabilities, such as environmental protection, and negligence or incompetence of employees of outside contractors, against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

The economics of developing resource properties are affected by many factors, including the cost of operations, variations in the production, fluctuations in commodity markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production and environmental protection. Depending on the price of commodities produced, the Company may determine that it is not economically feasible to commence or continue production. There is no certainty that the expenditures made and to be made by the Company in the exploration of any of its properties as described herein will result in any discoveries of commercial quantities.

Moreover reserve estimates are necessarily inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. No assurances can be given that any indicated level of recovery of any resources will be realized. Short-term operating factors relating to the reserves, such as the need for orderly development of the resources may cause the Company to be unprofitable in any particular accounting period.

The operations of the Company require licenses and permits from various governmental authorities. After completion of the proposed operation, the site would be restored as best as possible. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects.

The Company may become subject to liability for pollution, flooding, explosions, landslides and cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The Company presently has no policies of insurance for hazards or pollution liability. The payment of such liabilities may have a material adverse effect on the Company's financial position. In addition, substantial expenditures are required to establish ore reserves through drilling to develop metallurgical processes to extract the metal from the ore and, in the case of newly acquired properties, to develop the infrastructure necessary to conduct exploration and, if warranted, development activities. No assurance can be given that any minerals discovered on the Company's properties will be found in sufficient quantities to justify the substantial expenditures required to develop them.

Limited Operating History and History of Losses
The Company has historically incurred losses from operations. There can be no assurance that the Company will achieve profitability in the future. In addition, should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements.

Financial Risks
In the past, we have relied on the proceeds of financings to fund our operations. If we are unable to raise such financings, we will be forced to limit or curtail of operations

Although we do not believe that we have an immediate need for capital, we have yet to generate sufficient revenues to cover our operating expenses. Accordingly, if we are unable to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations. In the event that we curtail operations, shareholders could lose their entire investment.

If we need additional financing and such financing is not available, we may be forced to limit or curtail operations.

We may need additional capital if we are unable to generate sufficient financing or debt to cover operations, or if we determine to expand our business, or if we encounter unanticipated expenses.

To date we have been able to raise funding. If market conditions are conducive, we may be able to raise capital through the sale of equity or debt securities in private or public offerings.

Traditional bank financing may be another alternative. If requisite funding on acceptable terms cannot be attracted in a timely fashion, we may be forced to delay activities and, possibly, lose market opportunities to competitors. Similarly, delayed financing could force reductions in planned marketing and product development expenditures, resulting in delays in meeting our business objectives.

Our financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of 12/31/2002, we had an accumulated deficit of $1,576,180 and we continue to incur operating losses in each of our three most recent fiscal years. Our ability to continue as a going concern and the recoverability of the amounts shown for mineral properties are dependent on our ability to obtain sufficient financing to complete our drilling programs and cover our ongoing administration costs and overheads.

Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which our financial statements were prepared.

Under US reporting standards, the auditor's report on the consolidated financial statements would contain an explanatory paragraph concerning our ability to continue as a going concern. Such an explanatory paragraph is not permitted under Canadian reporting standards when the uncertainty is adequately disclosed in the notes to the consolidated financial statements.

We believe, but cannot assure, that we will be able to continue to raise equity financing.

Currency Fluctuations
The Company incurs costs and expenses in Canadian dollars. The Company expects that any future production revenues will be denominated in Canadian dollars; however, oil and gas prices are generally quoted in United States dollars. If the Canadian dollar goes down in value against the United States dollar while other factors remain constant, the Company will see a relative increase in production revenues and, conversely, if the United States dollar goes down in value against the Canadian dollar while other factors remain constant, the Company will see a relative decrease in production revenues. The Company does not presently hedge against currency fluctuations; as such, fluctuations will have a minimal effect on its operations until the Company has sustained production revenues.

Absence of Dividends
The Company has never paid cash dividends and does not intend to do so in the foreseeable future. There can be no assurance that the Company's directors will ever declare cash dividends, which action is completely within their discretion.

Dependence on Key Personnel
The Company is heavily dependent upon the expertise of certain of its key officers and directors, including its President, Alan Crawford, and the loss of one or more of these individuals could have a material adverse effect on the Company. None of these individuals have entered into employment agreements with the Company and the Company does not maintain key-person insurance policies on any of its executive officers.

Conflicts of Interest
Certain of the Company's directors and officers serve as directors or officers of, and/or own securities of, other resource companies, whereby such persons may have a conflict of interest in allocating their time and resources among the Company and such other companies; and to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest.

Expiration of Licenses and Leases

The Company's properties are held in the form of licenses, leases, and working interests in licenses and leases. If the Company or the holder of the license or lease fails to meet the specific requirement of a license or lease, the license or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each license or lease will be met. The termination or expiration of the Company's licenses or leases or the working interests relating to a license or lease may have a material adverse effect on the Company's results of operation and business.

Environmental Regulation

Hazards incident to the exploration and development of oil and gas properties such as accidental spills or leakage of petroleum liquids and other unforeseen conditions may be encountered by the Company. The Company may be subject to liability for pollution and other damages due to hazards that cannot be insured against due to prohibitive premium costs or for other reasons. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its properties on an economically feasible basis. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

Fluctuation in Oil and Gas Prices

As with most other companies involved in resource exploration, the Company may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sale of the petroleum or natural gas.

Volatility of Oil and Gas Prices

The Company's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Title to Properties
It is the practice of the Company in acquiring oil and gas leases or interests in oil and gas leases not to undergo the expense of retaining lawyers to fully examine the title to the interest to be placed under lease or already placed under the lease. Rather, the Company relies upon the judgment of oil and gas lease brokers or landsmen who actually do the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Company believes that this practice is widely followed in the oil and gas industry.

Prior to the drilling of a well for oil and gas, it is the normal practice of the oil and gas industry for the person or company acting as the operator of the well to hire a lawyer to examine the title to the spacing unit within which the proposed oil and gas well is to be drilled. Frequently, because of such examination, certain curative work must be done to correct deficiencies in the marketability of the title, and the curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. From time to time, the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases may be lost.

There may be title defects that affect lands comprising a portion of the Company's Properties.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules
Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the TSX Venture Exchange and the price of our shares ranged from CDN$0.14 (low) to CDN$0.25 (high) during the period from 1/1/2002 to 12/31/2002. The closing price of our shares on 5/31/2003 was CDN$0.28. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

<u>There Is Uncertainty As To Our Shareholders' Ability To Enforce Civil Liabilities In Canada or Ireland</u>
The preponderance of our assets are located outside the United States and are held through companies incorporated under the laws of Canada. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of Canada or Ireland, would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or Ireland against us or such persons predicated upon the securities laws of the United States or any state thereof.

<u>As a "foreign private issuer, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act</u>: The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction
Camflo International Inc. (hereinafter, together with its subsidiaries, is also referred to as the "Company") in engaged in the exploration for oil/gas.

The Company's executive office is located at:
 938 Howe Street #704
 Vancouver, British Columbia, Canada V6Z 1N9
 Telephone: 604-837-9484; and
 Facsimile: 604-331-4423.

The Company's registered office is located at:
 3081 Third Avenue, Whitehorse, Yukon Territory Y1A 4Z7
 Telephone: 867-668-4405; and
 Facsimile: 867-668-3710.

The contact person is: Alan Crawford, President.

The Company's fiscal year ends December 31st.

The Company has one wholly-owned subsidiary, eteeoff.com, incorporated in Canada on May 14, 1996 and acquired on 5/14/1996. This subsidiary is inactive.

The Company's common shares trade on the TSX Venture Exchange in Canada under the symbol "CFF.V".

The Company has an unlimited number of no-par common shares authorized and an unlimited number of no-par preferred shares authorized. At 12/31/2002, the end of the Company's most recent fiscal year, there were 3,536,666 common shares issued and outstanding. At 5/31/2002, there were 3,536,666 shares issued and outstanding.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in footnotes to the financial statements.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars. All references to common shares refer to the Company's Common Shares without Par Value unless otherwise indicated.

The information contained in this Annual Report is current as at 5/31/2003, except where a different date is specified.

History and Development

Incorporation/Name Changes
Camflo International Inc. (the "Company") was incorporated by registration of its Memorandum and Articles under the laws of the Province of Alberta on 3/21/1997 and was registered as an extra-provincial company under the Province of British Columbia Company Act on 5/28/1997. On 7/4/2001, the Company was continued as a Yukon incorporated company. On 11/19/2001, pursuant to a special resolution passed by shareholders at a Special Annual General Meeting held on 9/27/2001, the Company consolidated its capital on a one new for nine old basis and changed its name from Camflo Resources Ltd. to Camflo International Inc.

Stock Consolidations
The Company consolidated its common shares on a 1-for-9 basis effective 11/22/2001. All references to number of shares and to per share data reflect post-consolidation basis unless otherwise indicated.

Junior Capital Pool Company
Mineral Property Exploration
The company was incorporated under the Business Corporation Act of Alberta as a "Junior Capital Pool Corporation" as defined in the Alberta Securities Commission Policy 4.11. Effective 7/20/1998, upon approval of the Alberta Stock Exchange, upon completion of its "qualifying transaction", the acquisition of the Montbray Property in November 1997, a base-metal exploration project in Quebec, the company was no longer considered a Junior Capital Pool Corporation. The Montbray Property was acquired for cash and securities valued at $205,000. Through Fiscal 1999, the Company has expended $212,267 on exploration, which was written-off in Fiscal 2000. During Fiscal 2001, the Company abandoned the property and wrote off its acquisition cost.

Acquisition of eteeoff.com
By an agreement dated 5/6/1999, the Company acquired 100% of the issued share capital of eteeoff.com Inc., a Canadian company that was attempting to develop a comprehensive golf site on the Internet that was to provide users with a universal tee-off system. During Fiscal 1999, the Company abandoned the development of the golf site on the Internet, expensed $130705 of website development costs, and wrote-off deferred acquisition costs of $51,418.

Oil/Gas Property Exploration
By an agreement effective 2/14/2002, the Company acquired a 20% working interest and a 16% net revenue interest in the Wimberley No. 5 gas prospect located in Jack County, Texas.

By an agreement effective 3/18/2003, the Company acquired a 10% working interest in petroleum and natural gas rights in four sections north of Swan Hills, Alberta (the "Snipe Lake Prospects").

On 6/18/2003, the Company announced it planned to acquire a 35% net working interest of petroleum and natural gas rights in four sections of land with potential for multiple oil & gas formations in the Alexander Prospect near Edmonton, Central Alberta.

<u>Financings</u>
The Company has financed its operations through funds raised in public/private placements of common shares and loans.

Date	Nature of Share Issuance	Number of Shares	Capital Raised
Fiscal 1999	Acquisition of eteeoff.com	60,000 Shares	$1
Fiscal 2000	Acquisition of eteeoff.com	50,000 Shares	$nil
2/18/2002	Acquisition of Property	150,000 Shares	$ 15,000
2/18/2002	Property Finder's Fee	80,000 Shares	$ 8,000
4/ 1/2002	Private Placement	1,000,000 Units	$100,000
8/20/2002	Loan Bonus	150,000 Shares	$ 15,000
11/ 6/2002	Stock for Debt Settlement	1,050,000 Shares	$126,000

4.B. BUSINESS OVERVIEW

Business of the Company.   The Company has acquired oil & gas development prospects in Alberta, Canada and Texas, USA. It is the Company's objective to further finance these prospects to the production stage and expects to receive positive cash flow.   It is also the Company's objective to raise further finance to acquire additional oil & gas prospects in both Alberta, Canada and Texas, USA. The Company is currently reviewing several oil & gas projects in these region for possible purchase.

<u>Wimberley No. 5 Gas Prospect</u>. The Company acquired its 20% working interest (16% net revenue interest) in this prospect in February 2002 for cash and common shares valued at $177,566; associated with the acquisition were $16,324 in legal expenses and $8,000 in finder's fees. Since that time, the Company has expended $14,357 on related capital assets. The Wimberley #5 well was brought on-stream in late 2002, but developed a production problem related to the lack of suitable pressure in the well bore to maintain suitably economic production rates. An additional pump was purchased and installed The Wimberley #5 well was brought back on-stream in early 2003 and production is starting to build.

<u>Snipe Lake Prospect</u>. The Company acquired its 10% working interest in late March 2003 in this property by agreeing to fund its share of costs of a test well. The test well was drilled and economic gas production was achieved based on the initial drill stem testing. A production decision was made by the operator and a road construction permit was requested. Once received it is the intention to complete the construction of a road and hook up the well to the nearby pipeline and commence production. To date the Company has funded $93,550 of the test well and has committed to fund its portion of the road construction and pipeline hook-up which is estimated to be approximately $240,000.

<u>Alexander Prospect</u>. On 6/18/2003, the Company announced it planned to acquire a 35% net working interest of petroleum and natural gas rights in four sections of land with potential for multiple oil & gas formations in the Alexander Prospect near Edmonton, Central Alberta. The agreement calls for the Company to pay 70% of the cost of drilling/completion of two re-entry oil wells and two new gas wells for a 70% working interest before payout, subject to a convertible overriding royalty of 15%. After payout to the Company on these four wells, the convertible overriding royalty will convert to a 35% working interest, leaving the Company retaining a 35% net working interest. By drilling these wells, the Company earns an option to participate in additional wells on these four sections on a straight-up basis (35% of costs for a 35% working interest) as well as an additional three contiguous sections (Area of Mutual Interest- AMI) also on a straight-up basis (35% of costs for a 35% working interest). The Company has completed the first phase purchase of a 35% net working interest of completed gas well 3-7 (Belly River Shallow Gas Well) for $42,000.

United States vs. Foreign Sales/Assets

During 2002/2001/2000, the Company generated no revenue from operations. At 12/31/2002 and 12/31/2001, respectively, $174,811 and $93,275 of the Company's assets were located in Canada; the remainder were located in the United States, principally the Wimberley No 5 Gas Prospect.

Plan Of Operations

Source of Funds for Fiscal 2003

The Company's primary source of funds since incorporation has been through the issuance of common stock and loans. The Company has had no revenue from mining and/or oil/gas operations to date and does not anticipate revenues in the foreseeable future.

The Company had working capital balance of $95,028 at 12/31/2002. During March-June 2003, the Company arranged a $300,000 private placement of 1,000,000 units of common shares and warrants at $0.30; share issuance is pending. At 5/31/2003, the Company had 133,666 outstanding stock options with an exercise price of $0.13. At 5/31/2003, the Company had 1,000,000 outstanding share purchase warrants with an exercise price of $0.14.

The Company has had discussions with third parties about additional equity offering; but the talks as of 5/31/2003 were preliminary.

Use of Funds for Fiscal 2003

During Fiscal 2003, the Company estimates that total general/administrative costs will be approximately $175,000. During Fiscal 2003, the Company estimates that it will expend $0.6 million on property acquisition/exploration.

Anticipated Changes to Facilities/Employees

Since the signing of the property acquisition agreements, the Company added no additional personnel to assist in the seismic programs or for administrative/general activities. There are no plans to add additional personnel to assist with the seismic/drilling programs; rather, the Company is relying on the property operators to provide all technical staff.

4.C. Organization Structure

The Company currently has one subsidiary: eteeoff.com Inc., incorporated in Canada on May 14, 1996, acquired on 5/14/1996. This subsidiary is inactive.

4.D. Property, Plant and Equipment

Executive Offices

The Company's executive offices are located in shared, rented premises of approximately 1,000 square feet at 938 Howe Street #703, Vancouver, British Columbia V6C 1N9. The Company began occupying this facility in 2002 and considers the facility adequate for current needs.

Oil/Gas Properties

The Company has varying interests in two properties:
a) The Wimberley No #5 Gas Prospects; Texas, USA
b) The Snipe Lake Prospect; Alberta, Canada

Figure No. 1 Property Location Map



SPEARHEAD LANDS

CAMFLO INTERNATIONAL INC.
Suite 703, 938 Howe Street, Vancouver, B.C. V6Z 1N9

Wimberley No.5 Gas Prospect
Texas, United States

Acquisition Details
Camflo International Inc. ("Camflo") has reached an understanding to acquire a
20% working interest in the drilling and development of Wimberley # 5 gas well
located in the Barnett Shale region in Jack County, Texas for the payment of
US$100,000. The operator of the project is the Cumming Company Inc. (CCI) of
Fort Worth, which operates several other recently completed Barnett Shale
wells in the vicinity. A finders fee of US$10,000 is payable.

Property Description
The Barnett Shale field is located approximately 40 miles northwest of Forth
Worth, Tex., ranges in depth from 6,000 to 8,000 feet and averages 550 feet of
pay. Based on a 1998 forecast prepared by the U.S. Geological Survey, this
extensive gas accumulation was estimated to have 10 trillion cubic feet of
recoverable reserves over all, equivalent of a 1.67-billion-barrel-of-oil
field. The use of light sand fracture technology -- forcing massive amounts
of water carrying small amounts of sand into the formation -- is driving the
development rush in the Barnett. This new technology reduced total well costs
by 20 per cent, and more importantly, made it possible to expand the limits of
the Barnett Shale field. Barnett Shale production was first established in
the Newark East field in Wise and Denton counties, where it grew from less
than one billion cubic feet of gas from 25 wells in 1985 to 19.2 billion cubic
feet from 306 wells in 1995. During the past five years, production has more
than doubled to 189 million cubic feet of natural gas per day from over 500
wells. Current expected recoveries amount to only 8 per cent of the actual
gas in place.

Accessibility/Climate/Local Resources/Infrastructure/Physiography
The property is accessible by paved road within one hour of Fort Worth Texas.
There is power and water on site and all approval permits are in place.

Work Done by Former Owners
The operator of the project is the Cumming Company Inc. (CCI) of Fort Worth,
which operates several other recently completed Barnett Shale wells in the
vicinity. CCI considered the Wimberly to be a significant shale discovery and
plans to drill other offset wells to further develop the Wimberly acreage.

<u>Snipe Lake Prospect</u>
<u>Alberta, Canada</u>

<u>Acquisition Details</u>
Camflo International Inc. ("the Company") has acquired a 10% working interest of petroleum and natural gas rights in four sections north of Swan Hills, Alberta. The 10% working interest is based on paying 10% of the costs of drilling, completion and pipeline tie-in of the test well before payout subject to a convertible overriding royalty of 15%. After payout, the convertible overriding royalty will convert to a 5% working interest. By drilling this well, the Company earns an option to participate in further exploration in an additional three contiguous sections at the same terms and conditions.

<u>Property Description</u>
The property consists of four sections of land of 640 acres per section, with additional participation in an adjacent 11 sections. Seismic data has identified a potential undeveloped Swan Hill Reef (Devonian) build up at the South end of the Snipe Lake Swan Hills pool. Seismic and drilling could confirm potential reef reservoir with significant recoverable oil reserves.

The operator Innova Energy of Calgary, Alberta has recently drilled a test well and is currently evaluating the results.

<u>Accessibility/Climate/Local Resources/Infrastructure/Physiography</u>
The property is accessible by paved road approximately five hours north of Edmonton, Alberta, Canada and then by secondary unpaved but passable secondary roads. All required approval permits are in place.

<u>Work Done by Former Owners</u>
The previous owner completed approximately 5 kilometers of 2D seismic data and expects to shoot a comprehensive 3D program during the following 12 months.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2002, 12/31/2001, and 12/31/2000 should be read in conjunction with the Company's consolidated financial statements and notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with applicable securities commissions.

All per-share figures and number of shares are adjusted for the one-for-nine stock consolidation effective 11/22/2001.

Overview
We commenced our operations in 1998 and made a corporate decision to explore opportunities for the acquisition/exploration/development of mineral properties. We acquired an option for a mineral property in Quebec, Canada, the Montbray Property in November 1997. Relatively unsuccessful in our exploration efforts, we wrote-off our exploration expenses in 2000 and abandoned the property in 2001.

On 5/6/1999, the Company entered into a letter of intent to acquire a 100% interest in eteeoff.com Inc., a Canadian corporation, ("eteeoff.com") by the payment of $10,000 upon closing and the issuance of 160,000 common shares in the Company; 60,000 shares to be issued upon signing of the Agreement, and two further installments of 50,000 shares on each anniversary of signing, and a 1.5% royalty on gross revenues. Only the initial 60,000 shares and the next 50,000 shares were issued. Eteeoff.com was developing an on-line golf tee-time reservations system. Other golf related e-commerce activities would be phased into the Internet system on a progressive stage basis. Using a team of Internet and golf professionals, eteeoff.com hopes to position itself as the central hub of on-line golf activity. Combined with marketing through billboard advertisements and advertising at golf courses, in newspapers and retail golf establishments. On 6/21/1999, the Company's shareholders ratified the acquisition of eteeoff.com in addition to the Company expanding the Company's business interests beyond mining exploration and development. On 7/1/1999, the Company formed a strategic alliance and revenue sharing with eFoundry Corporation whereby the Company would advance funds to complete the development of real-time Internet tee-time booking software. The funds advanced to eFoundry Corporation were to be recovered from any revenue generated. After the recovery of the funds advanced, the Company was to have shareso net profit on 50/50 basis with eFoundry Corporation. At the end of 1999, management concluded that this alliance and business was not capable of being financed and current website development expenses ($130,705) and deferred development costs ($51,418) were written off.

In February 2002, the Company completed an acquisition of a 20 percent working interest and a sixteen percent net interest in the Wimberley No. 5 gas prospect located in Jack County, Texas for consideration of $162,566 and 150,000 common shares ($15,000).

In late March 2003, the Company acquired a 10% working interest of petroleum and natural gas rights in fours sections north of Swan Hills, Alberta, Canada known as the Snipe Lake Prospect.

On 6/18/2003, the Company announced it planned to acquire a 35% net working interest of petroleum and natural gas rights in four sections of land with potential for multiple oil & gas formations in the Alexander Prospect near Edmonton, Central Alberta.

The Company is in the exploration stage and has not yet determined whether its exploration properties contain any reserves that are economically recoverable. The recoverability is dependent upon the discovery of commercially recoverable reserves, the ability of the Company to obtain the necessary financing to develop the properties, and upon future profitable production or proceeds from the sale thereof.

The Company has no history of production, operations, revenue, or earnings. Investors rely on the knowledge and expertise of the directors and officers of the Company. If the Company's exploration programs are successful, additional funds will be required for the development of commercial oil/gas operations. There is no assurance that any such funds will be available to the Company and the only sources of future funds presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. Failure to obtain additional future financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations.

The Company has funded its business opportunities from private placement of common shares, loans, and from services provided by the officers of the Company.

Operating Results

Fiscal 2002 Ended December 31, 2002 versus Fiscal 2001
Administrative expenses increased 30% during Fiscal 2002 as expected due to the Company's increased financing and property acquisition activity. Administration expenses were $270,198 compared to $207,872 last year. Management fee of $60,000 (unchanged) were paid indirectly to the President of the Company. Interest on the $400,000 of 15% Convertible Debentures issued February 2002 was $52,296. The only other expenses category that consumed more than 10% was $31,418 (2001 = $31,167) interest on promissory notes; these notes were retired on 11/5/2002 with a stock-for-debt settlement.

Net Loss for Fiscal 2002 was ($269,021). Net Loss Per Share was ($0.12). Weighted average number of shares was 2,321,666 versus 1,106,666 last year.

Fiscal 2001 Ended December 31, 2001 versus Fiscal 2000
Administrative expenses increased during Fiscal 2001 as expected due to the Company's increased borrowing costs. Administration expenses rose 6% to $207,872 compared to $196,768 last year. Expenses were much reduced in Fiscal 2000 without the large website development/promotional/marketing costs incurred in Fiscal 1999. Alan Crawford, the President of the Company, was paid and/or accrued management fees of $60,000 for Fiscal 2001 compared to $60,000 last year. The total management fees paid was reduced from $75,000 the year previously due to the resignation of another director who received management fees for part of the year. Consulting fees were $44,000, up from $34,000 last year; these fees were paid to one of the directors in lie of management fees for work done on the Company's mining projects.

The Company incurred $31, 167 interest on the 15% promissory notes undertaken during Fiscal 2001 to fund corporate operations. Professional fees were $26,597, down from $35,106 last year; these fees were paid to a geological company for services provided for in connection with the Company's resource properties.

Net Loss for Fiscal 2001 was ($412,184) including the ($205,000) write-off of acquisition costs for the Montbray Property; Net Loss Per Share was ($0.37).

Net Loss for Fiscal 2000 was ($433,137) including the ($51,418) write-off of deferred website development costs, $23,850 gain on settlement of accounts payable, and other items; Net Loss Per Share was ($0.37).

Liquidity and Capital Resources

The Company has funded its business opportunities from private placement of common shares, loans, and from services provided by the officers of the Company.

During 1999, the Company raised $60,000 from the exercise of 600,000 stock options; 60,000 common shares were issued as the initial deposit on the acquisition of eteeoff.com Inc.

During 2000, a final 50,000 common shares were issued for eteeoff.com Inc.

During 2001, the Company completed a one-for-nine stock consolidation. During 2001, the Company incurred $244,200 in promissory notes; the promissory notes payable are unsecured, bear interest at 15% per annum and are due on 12/30/2004. Also during 2001, the Company incurred a loan payable of $75,000 to Dunross Capital Limited; this loan payable was unsecured, bears interest at 18% per annum and is due on 3/1/2002; the loan was extended to 1/15/2004; the Company paid a finder's fee of $7,500 and in August 2002 issued 150,000 loan bonus shares valued at $0.10 per share with respect to this loan.

In February 2002, the Company issued 150,000 common shares at a deemed value of $0.10 per share as part of the $205,000 acquisition cost of the Wimberley No. 5 Gas Prospect. In February 2002, the Company issued 80,000 common shares at a deemed value of $0.10 per share as a finder's fee related to the acquisition of the Wimberley No. 5 Gas Prospect.

In February 2002, the Company issued $400,000 of Convertible Debentures. The convertible debentures bear interest at 15% per annum and mature 2/28/2007. The debentures and accrued interest are convertible into units consisting of one common share and one share purchase warrant at $0.10 per unit in years one and two, at $0.15 per unit in year three, at $0.20 per unit in year four and at $0.25 per unit in year five. The share purchase warrants entitle the holders the right to purchase one common share for each warrant held at $0.10 per share for two years from the conversion date for conversions in the first two years, at $0.15 per share for one year for conversions in the third year, at $0.20 per share for one year for conversions in the fourth year and at $0.25 per share for one year for conversions in the fifth year. A total finders fee of $27,600 was paid with respect to this private placement. As at 12/31/2002, $52,296 of interest had been accrued on these debentures.

In April 2002, the Company completed a 1,000,000 unit private placement at $0.10 per unit, with each unit consisting of one common share and a share purchase warrant entitling the holder to acquire an additional common share at $0.14 per share until 4/1/2004.

In November 2002, the Company issued 1,050,000 common shares to current/former Officers/Director to settle $126,000 of debt.

During March-June 2003, the Company arranged a $300,000 private placement of 1,000,000 units of common shares and warrants at $0.30; share issuance is pending.

Fiscal 2002
Working Capital was $90,028 at 12/31/2002.
Working Capital was a negative ($142,570) at 12/31/2001.

Cash Used in Fiscal 2002 Operating Activities totaled ($249,891), including the ($269,021) Net Loss. Material adjustments included $8,758 in amortization, $15,000 in financing fees, and ($4,628) decrease in non-cash working capital. Cash Used in Fiscal 2002 Investing Activities totaled ($193,247), for the Wimberley No. 5 Gas Prospect, excluding the non-cash deemed value ($23,000) of the 150,000 common shares issued for the property and 80,000 common shares issued as a finder's fee for the property. Cash Provided by Fiscal 2002 Financing Activities totaled $475,773 from the aforementioned share issuances and loans.

Fiscal 2001
Working Capital was ($142,570) at 12/31/2001.
Working Capital was ($181,052) at 12/31/2000.

Cash Used in Fiscal 2001 Operating Activities totaled ($267,945), including the ($412,184) Net Loss. Material adjustments included $1,466 in amortization; the $205,000 write-off of the Montbray Property acquisition costs, and ($62,227) decrease in non-cash working capital. Cash Used in Fiscal 2001 Investing Activities was $nil. Cash Provided by Fiscal 2001 Financing Activities totaled $321,456, from the aforementioned loans payable and promissory notes.

Research and Development, Patents and Licenses, Etc.
No Disclosure Necessary

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
May 31, 2003

Name	Position	Age	Date of First Election or Appointment
Greg Burnett (1)(2)	Director	41	May 1998
Alan Crawford (1) (3)	President/CEO/Director	47	April 1997
Kenneth Dawson (4)	VP Exploration	58	April 1997
Robert Hewitt (1)(5)	Secretary/Director	48	August 2001

(1)   Member of Audit Committee.
(2)   Resident/Citizen of British Columbia, Canada.
      Business address: c/o Camflo International Inc.
                        938 Howe Street, #703
                        Vancouver, British Columbia V6Z 1N9
(3)   He spends about half of his time on the affairs of the Company.
      Resident/Citizen of British Columbia, Canada
      Business address: c/o Camflo International Inc.
                        938 Howe Street, #703
                        Vancouver, British Columbia V6Z 1N9
(4)   He spends about one-fifth of his time on the affairs of the Company.
      Resident/Citizen of British Columbia, Canada
      Business address: c/o Camflo International Inc.
                        938 Howe Street, #703
                        Vancouver, British Columbia V6Z 1N9
 (5) He spends about one-tenth of his time on the affairs of the Company.
      Resident/Citizen of San Diego, USA
      Business address: 10 West Citracado Parkway, #1750
                        Escondido, California, USA 92026

Gregory C. Burnett, Director of the Company, brings 16 years experience in corporate management. Since 1989, he has been President of Carob Management Ltd., a private management consulting company, specializing in providing due diligence services, developing business plans, and structuring/ managing various venture capital projects, primarily in the public market area. Mr. Burnett is the President/CEO of Tri-Lateral Venture Corporation, a gold-exploration company publicly traded on the Canadian Unlisted Board. Mr. Burnett serves on the board of directors and is a consultant to the following public companies: Garibaldi Granite Corp., Orko Gold Corp., and Prefco Enterprises Inc., all listed on the TSX Venture Exchange. Mr. Burnett obtained a Master of Business Administration degree (1986) and a Bachelor of Applied Sciences Degree in Civil Engineering (1984) from the University of British Columbia. He lives in British Columbia, Canada.

Alan Crawford, President/CEO/Director of the Company, brings over 20 years of international finance and investment experience. Mr. Crawford founded a corporate-finance consulting firm, TechVen Finance Group, and was a Registered Representative of Canaccord Capital Corp. and Nesbitt Burns. He is a director of various publicly-listed companies: including Northern Hemisphere Developments Ltd., Northern Continental Resources Ltd., Zena Capital Corp., Ona International Inc., Aberdeen International Inc. Mr. Crawford obtained his MBA degree from University of Edinburgh in Scotland.

Kenneth Dawson, Vice President of Exploration for the Company, is a geologist with over 30 years of experience in the field. Since 1996, he has been President of a private consulting firm, Terra Geological Consulting. From 1980 to 1996, he was a research scientist for Geological Survey of Canada, and prior thereto, he executed exploration programs for Placer Development Limited. Dr. Dawson obtained his doctorate at University of British Columbia.

Robert Hewitt, Secretary/Director of the Company, is an independent business-man and realtor with Prudential California Realty and Remax United since September 2000 and Nationwide Realty since June 1998. Prior to that, Mr. Hewitt was involved in technology-related employment as well as an independent businessman.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors with management service contracts but without term of office, except as disclosed in ITEM #6B below.

Despite the Company's Executive Officers spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to property carry out their duties.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. There are no family relationships between any two or more Directors or Executive Officers.

6.B. Compensation

Director Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Senior Management Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers during Fiscal 2002 ended 12/31/2002 was $60,000, including $60,000 paid to Alan Crawford, President of the Company. There were no stock option exercises and all stock options granted were at "market". There was no other compensation.

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year
During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees. No SARs (stock appreciation rights) were granted during this period. All options granted were vested upon granting.

Table No. 7
Stock Option Grants in Fiscal 2002 Ended 12/31/2002

Name	Number of Options Granted	Percentage of Total Options Granted	Exer. Price Per Share	Grant Date	Exp'r Date	Market Value of Securities Underlying Options on Date of Grant Per Share
Alan Crawford	66,833	50.0%	$0.13	2/18/2002	2/18/2007	$0.13
Greg Burnett	40,100	30.0%	$0.13	2/18/2002	2/18/2007	$0.13
Robert Hewitt	26,733	20.0%	$0.13	2/18/2002	2/18/2007	$0.13
Mgmt/Directors	133,666	100.0%				

The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership, Stock Options".

The Company has no direct written employment contract with any Executive Officer or Directors.

No funds were set aside/accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Except for the stock option program discussed in ITEM #6.E., "Share Ownership, Stock Options", the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

6.C.   Board Practices

6.C.1.   Terms of Office. Refer to ITEM 6.A.1.
6.C.2.   Directors' Service Contracts. - No Disclosure Necessary -

6.C.3.   Board of Director Committees.
The Company only has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee met once in Fiscal 2002 and has met once during Fiscal 2003-to-date. The current members of the Audit Committee are: Martin Cotter, Bruce Nurse, and Phil Pearce.

6.D.   Employees
As of 6/15/2003, the Company had three active employees, including the three Senior Management. As of 12/31/2002, 12/31/2001, and 12/31/2000, there were three, three, and four employees (including the three Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.

<u>6.E. Share Ownership</u>
Table No. 7 lists, as of 6/15/2003, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. Table No. 7 also includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company's securities.

Table No. 7
Shareholdings of Directors and Executive Officers
Shareholdings of 5% or Greater Shareholders

Title Percent of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	of Class #
Common	Alan Crawford (1)	500,969	13.9%
Common	Greg Burnett (2)	40,100	1.1%
Common	Robert Hewitt (3)	26,733	0.7%
Common	Kenneth Dawson	0	0.0%
Common	Richard Hearnden (4)	460,000	12.2%
Common	India Minerals Inc. (4)	460,000	12.1%
Common	Alice Crawford (4)	460,000	12.2%
Common	Jordan Macnab (4)	460,000	12.2%
Total Directors/Officers/5% Owners		**2,407,802**	**64.1%**

(1)   66,833 represent currently exercisable stock options.
       Excludes shares held by Mr. Crawford's family where he disavows
        beneficial interest and does not have voting or disposition control

(2)   40,100 represent currently exercisable stock options.
(3)   26,733 represent currently exercisable stock options.
(4)   230,000 represent currently exercisable share purchase warrants.

Based on 3,536,666 shares outstanding as of 6/15/2003 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

<u>Stock Options</u>

<u>TSX Venture Exchange Rules and Policies</u>
The terms and conditions of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The TSX Venture Exchange policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX Venture Exchange where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX Venture Exchange where:
(a) grant of incentive stock options could result at any time in:
   (i)   the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 15% of the outstanding common shares of the Company; or
  (ii)   the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or
 (iii)   the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or
  (iv)   the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of the Company; or
(b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

<u>Company Stock Option Plan</u>
Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange and the British Columbia Securities Commission. To date, the Company ratified stock options granted during the year at the Company's Annual General Meeting held each year within six months of the Company's fiscal year end. The Company's shareholders approved the adoption of a formal written stock option plan (the "Plan") at the Annual General Meeting of Shareholders on 6/19/2003.

The Plan is for insiders, key employees, and certain other persons who provide services to the Company and/or its subsidiaries, with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company's shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company's shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The Plan is a "rolling" plan that provides that the aggregate number of shares reserved for issuance under it is 10% of the Company's issued common shares at the time of the grant of a stock option under the Plan.

Under the Plan, the option price must not be less than the closing price of the common shares on the TSX Venture Exchange (the "Exchange") on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the Exchange. An option must be exercised within a period of five years from the date of granting. Within this five-year period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period, unless such is otherwise required by the policies of the Exchange. Any amendment to the Plan will require the approval of the Exchange and may require shareholder approval.

In accordance with the terms of the Plan, it is subject to its acceptance for filing by the Exchange and the approval of the Company's shareholders. Under the policies of the Exchange, such shareholder approval must be "disinterested shareholder approval" if the grants of options under the Plan to "insiders" of the Company, together with all of the Company's outstanding stock options, could result at any time in:
a) the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or
b) the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 6/15/2003, as well as the number of options granted to Directors and all employees as a group

Table No. 8
Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exer. Price	Grant Date	Expir'n Date
Alan Crawford	66,833	$0.13	2/18/2002	2/18/2007
Greg Burnett	40,100	$0.13	2/18/2002	2/18/2007
Robert Hewitt	26,733	$0.13	2/18/2002	2/18/2007
Total Officers/Directors	136,666			
Total Employees/Consultants	0			
Total Officers/Directors/Etc.	**136,666**			

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

7.A.1.a. Holdings By Major Shareholders
Refer to ITEM #6.E. and Table No. 7.

7.A.1.b. Significant Changes in Major Shareholders' Holdings
The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares, refer to Table No. 7 for additional information.

	Shares Owned 12/31/2002	Shares Owned 12/31/2001	Shares Owned 12/31/2000
Alan Crawford	434,136	134,138	134,198
Richard Hearnden	230,000	0	0
India Minerals Inc.	230,000	0	0
Alice Crawford	230,000	0	0
Jordan Macnab	230,000	0	0
	1,354,136	134,198	134,198

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. On 5/19/2003, the Company's shareholders' list showed 3,556,666 common shares outstanding and 42 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are:
350 "holders of record" resident in Canada, holding 3,533,179 common shares;
 22 "holders of record" resident in the USA, holding 22,487 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 400 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Development of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements.
   --- No Disclosure Necessary ---

<u>7.B. Related Party Transactions</u>

During Fiscal 2002/2201/2000, the Company accrued to Mr. Crawford fees and other expenses of $60,000, $60,000, and $60,000, respectively.

During 2001, the Company incurred $225,268 in promissory notes; the promissory notes payable are unsecured, bear interest at 15% per annum and are due on 12/30/2004; $225,268 of these notes were from officers/Directors. At 12/31/2002 and 12/31/2001, $72,764 and $225,268 was owed, including accrued interest.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 12/31/1999, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

<u>7.C. Interests of Experts and Counsel</u> -- No Disclosure Necessary

<u>ITEM 8. FINANCIAL INFORMATION</u>

<u>8.A. Consolidated Statements and Other Financial Information</u>
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Amisano Hansom, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

<u>Audited Financial Statements</u>
for Fiscal 2002, Fiscal 2001 and Fiscal 2000

<u>8.A.7. Legal/Arbitration Proceedings</u>
In Fiscal 2001, the Company (Plantiff) filed a Statement of Claim in the Supreme Court of British Columbia against eFoundry Corporation (Defendant) to recover $216,000 in advances and costs associated with the Letter Agreement entered into with eFoundry and later terminated by eFoundry. The Company has not proceeded further with such claim as it has been determined that eFoundry has little or no assets to collect on.

Other than discussed above, the Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than discussed above, the Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

<u>8.B. Significant Changes</u>
No undisclosed significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statement.

ITEM 9. THE OFFER AND LISTING

9.A.4. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, under the symbol "CFF.V". The initial public offering was effective on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission in April 1997 under a former name, "Camflo Resources Ltd.".

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/1002 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years, adjusted for the one-for-nine stock consolidation on 11/22/2001.

Table No. 9
TSX Venture Exchange
Common Shares Trading Activity

Period Ended	Volume	High	Canadian Low	- Sales - Dollars Closing
Monthly				
5/31/2003	23,955	$0.30	$0.28	$0.28
4/30/2003	5,222	0.28	0.28	0.28
3/31/2003	3,632	0.28	0.21	0.28
2/28/2003	0	0.21	0.21	0.21
1/31/2003	4,833	0.21	0.17	0.17
12/31/2002	5,464	0.20	0.17	0.17
Quarterly				
12/31/2002	10,852	0.22	0.15	0.17
9/30/2002	18,053	0.25	0.20	0.22
6/30/2002	36,610	0.30	0.20	0.25
3/31/2002	69,911	0.25	0.12	0.25
12/31/2001	290,773	0.20	0.02	0.20
9/30/2001	579,500	0.08	0.02	0.03
6/30/2001	141,090	0.13	0.03	0.04
3/31/2001	43,000	0.13	0.07	0.10
Yearly				
12/31/2002	135,426	$0.30	$0.15	$0.17
12/31/2001	1,053,863	$0.20	$0.02	$0.20
12/31/2000	541,454	$0.46	$0.07	$0.09
12/31/1999	2,963,690	$0.88	$0.20	$0.40
12/31/1998	1,525,000	$0.36	$0.13	$0.34

The Company's common shares began trading on the NASD OTC Bulletin Board in 12/17/1999 under the symbol CFLJF.OB. The common shares were de-listed on 08/07/2001 for failure to file required reports with the NASD, even though they had been filed with the Securities and Exchange Commission. The last trade was on 8/2/2001 at US$0.025.

<u>The TSX Venture Exchange</u>
The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

<u>9.C. Stock Exchanges Identified</u>
The common shares trade on the TSX Venture Exchange in Canada.
Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital: --- No Disclosure Necessary ---

10.B. Memorandum and Articles of Association
Refer to discussion in Fiscal 2001 Annual Report on Form 20-F.

10.C. Material Contracts   --- No Disclosure Necessary ---

10.D. Exchange Controls
Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, "Taxation" below.

Restrictions on Share Ownership by Non-Canadians
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation
The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.   For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents   --- No Disclosure Necessary ---
10.G. Statement by Experts   --- No Disclosure Necessary ---
10.H. Documents on Display   --- No Disclosure Necessary ---

10.I. Subsidiary Information
The Company has one wholly-owned subsidiary, eteeoff.com, incorporated in Canada on 5/14/1996 and acquired on 5/14/1996. This subsidiary is inactive.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
 --- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities   --- No Disclosure Necessary --
12.B. Warrants and Rights   --- No Disclosure Necessary --
12.C. Other Securities   --- No Disclosure Necessary --
12.D. American Depository Shares --- No Disclosure Necessary --

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
   --- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
        HOLDERS AND USE OF PROCEEDS - No Disclosure Necessary –

ITEM 15. CONTROLS AND PROCEDURES

A. Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
   --- No Disclosure Necessary ---

ITEM 16B. CODE OF ETHICS
   --- No Disclosure Necessary ---

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Davidson & Company, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements
 Auditor's Report, dated 5/6/2003
 Consolidated Balance Sheets at 12/31/2002 and 12/31/2001
 Consolidated Statements of Operations
   for the years ended 12/31/2002, 12/31/2001 and 12/31/2000
 Consolidated Statements of Cash Flows
   for the years ended 12/31/2002, 12/31/2001, 12/31/2000
 Consolidated Statements of Stockholders' Equity
   for the years ended 12/31/2002, 12/31/2001, and 12/31/2000
 Notes to Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1. Certificates of Incorporation and Name Changes, By-Laws/Articles
    --- Incorporated by reference to the Registration Statement as amended;
        Annual Reports on Form 20-F, and Form 6-K's ---

2. Instruments defining the rights of holders of equity or debt securities
    being registered.   --- Refer to Exhibit No. 1 ---

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts:
    --- Incorporated by reference to the Registration Statement as amended;
        Annual Reports on Form 20-F, and Form 6-K's ---

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary
8. List of Subsidiaries: No Disclosure Necessary
9. Statement Regarding Date of Financial Statements:
    --- No Disclosure Necessary ---

10. Additional Exhibits:
    --- Incorporated by reference to the Registration Statement as amended;
        Annual Reports on Form 20-F, and Form 6-K's ---

99.1 CEO Certification Accompanying Periodic Report Pursuant to Section 906
       of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,
Camflo International Inc.

We have audited the consolidated balance sheets of Camflo International Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with generally accepted accounting principles in Canada applied on a consistent basis.

Vancouver, Canada   "Amisano Hanson"
May 6, 2003   Chartered Accountants

CAMFLO INTERNATIONAL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
(Stated in Canadian Dollars)

ASSETS	2002	2001
Current		
Cash	$ 108,085	$ 75,450
Accounts receivable	10,505	13,146
	118,590	88,596
Deferred charges – Note 3	38,286	-
Resources properties – Note 4	216,247	-
Capital assets – Note 5	3,578	4,679
	$ 376,701	$ 93,275
LIABILITIES		
Current		
Accounts payable	$ 23,562	$ 31,186
Loan payable – Note 6	-	77,256
Due to related parties – Note 7	-	122,724
	23,562	231,166
Loan payable – Note 6	90,756	-
Due to related parties – Note 7	123,079	-
Promissory notes payable – Notes 7 and 8	94,172	244,200
Convertible debentures payable – Notes 7 and 9	452,296	-
	783,865	475,366
SHAREHOLDERS' DEFICIENCY		
Capital stock – Note 10	1,169,016	925,068
Deficit accumulated during the exploration stage	(1,576,180)	(1,307,159)
	(407,164)	(382,091)
	$ 376,701	$ 93,275

Commitments – Notes 9 and10
Subsequent Events – Note 13

APPROVED BY THE DIRECTORS:

/s/ Alan Crawford
__________________________, Director
Alan Crawford

/s/ Greg Burnett
__________________________, Director
Greg Burnett

SEE ACCOMPANYING NOTES

41

CAMFLO INTERNATIONAL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the years ended December 31, 2002, 2001 and 2000
(Stated in Canadian Dollars)

	2002	2001	2000
Revenue			
Interest	$ 1,177	$ 688	$ 1,274
Expenses			
Amortization – capital assets	1,101	1,466	1,362
Amortization – deferred charges	7,657	–	–
Consulting fees – Note 7	–	44,750	34,000
Filing and transfer agent fees	18,514	10,135	11,156
Finance fees	15,000	–	–
Interest-convertible debentures – Note 7	52,296	–	–
Interest-loan payable	13,500	2,256	–
Interest-promissory notes – Note 7	31,418	31,167	–
Interest-other	3,411	–	–
Management fees – Note 7	60,000	60,000	75,000
Office and miscellaneous – Note 7	16,746	10,424	8,230
Office rent – Note 7	4,800	7,500	6,000
Professional fees – Note 7	18,292	28,864	26,597
Promotion and marketing	8,664	6,336	16,654
Telephone	2,775	1,800	3,007
Travel	16,024	3,174	14,762
	270,198	207,872	196,768
Loss before other item	(269,021)	(207,184)	(195,494)
Other item			
Write-off of resource property costs – Note 4	–	(205,000)	(212,267)
Net loss for the year	(269,021)	(412,184)	(407,761)
Deficit, beginning of the year	(1,307,159)	(894,975)	(487,214)
Deficit, end of the year	$(1,576,180)	$(1,307,159)	$(894,975)
Basic and diluted loss per share	$ (0.12)	$ (0.37)	$ (0.37)
Weighted average number of shares outstanding	2,321,666	1,106,666	1,103,888

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2002, 2001 and 2000
(Stated in Canadian Dollars)

	2002	2001	2000
Operating Activities			
Net loss for the year	$(269,021)	$(412,184)	$(407,761)
Add (deduct) items not requiring cash:			
Amortization – capital assets	1,101	1,466	1,362
Amortization – deferred charges	7,657	–	–
Finance fees	15,000		
Write-off of resource property costs	–	205,000	212,267
Changes in non-cash working capital balances:			
Accounts receivable	2,641	5,077	(3,161)
Prepaid expenses	–	1,000	4,000
Accounts payable	(7,624)	5,976	(3,083)
Due to related parties	355	(74,280)	161,873
	(249,891)	(267,945)	(34,503)
Financing Activities			
Shares issued for cash	79,948	–	–
Convertible debentures payable	452,296	–	–
Deferred charges	(45,943)	–	–
Loan payable	13,500	77,256	–
Promissory notes payable	(24,028)	244,200	–
	475,773	321,456	–
Investing Activities			
Resource property costs	(193,247)	–	–
Proceeds from disposal of capital assets	–	–	6,250
Acquisition of capital assets	–	–	(2,782)
	(193,247)	–	3,468
Increase (decrease) in cash during the year	32,635	53,511	(31,035)
Cash, beginning of the year	75,450	21,939	52,974
Cash, end of the year	$ 108,085	$ 75,450	$ 21,939
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$ 8,736	$ –	$ –
Income taxes	$ –	$ –	$ –

Non-cash Transactions – Note 12

CAMFLO INTERNATIONAL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY (DEFICIENCY)
for the years ended December 31, 2002, 2001 and 2000
(Stated in Canadian Dollars)

	Common Shares		Deficit Accumulated During the Exploration Stage	Total
	Issued Shares	Amount		
Balance, December 31, 1999	9,910,000	$925,068	$(487,214)	$437,854
Issue of shares for acquisition of Eteeoff.com Inc.	50,000	–	–	–
Net loss for the year ended December 31, 2000	–	–	(407,761)	(407,761)
Balance, December 31, 2000	9,960,000	925,068	(894,975)	30,093
1 for 9 share consolidation	(8,853,334)	–	–	–
Net loss for the year ended December 31, 2001	–	–	(412,184)	(412,184)
Balance, December 31, 2001	1,106,666	925,068	(1,307,159)	(382,091)
Issue of shares for cash pursuant to a private placement – at $0.10	1,000,000	100,000	–	100,000
Less: share issue costs	–	(20,052)	–	(20,052)
Issue of shares for acquisition of resource property – at $0.10	150,000	15,000	–	15,000
Issue of shares for finders fee with respect to acquisition of resource property – at $0.10	80,000	8,000	–	8,000
Issue of shares for loan bonus – at $0.10	150,000	15,000	–	15,000
Issue of shares for settlement of debts – at $0.12	1,050,000	126,000	–	126,000
Net loss for the year ended December 31, 2002	–	–	(269,021)	(269,021)
Balance, December 31, 2002	3,536,666	$1,169,016	$(1,576,180)	$(407,164)

CAMFLO INTERNATIONAL INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 1   Nature of Operations

The Company is in the exploration stage and is in the process of exploring and developing oil and gas properties in Texas, USA and Alberta, Canada.

The Company's shares are publicly traded on the TSX Venture Exchange.

Note 2   Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 14. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Organization
The Company was incorporated under the Business Corporations Act of Alberta on March 21, 1997 and was classified as a Junior Capital Pool Corporation as defined by Alberta Securities Commission policy. On July 4, 2001, the Company moved jurisdiction to the Yukon Territory. The Company changed its name to Camflo International Inc. on September 27, 2001.

Principles of Consolidation
These consolidated financial statements include the accounts of Camflo International Inc. and its wholly-owned inactive subsidiary eteeoff.com Inc. ("eteeoff"). All significant inter-company transactions and balances have been eliminated on consolidation.

Exchange Act Guide 7

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the Company has not been referred to as being a development stage company.

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 2   Summary of Significant Accounting Policies – (cont'd)

Oil and Gas Properties and Depletion

The Company follows the full cost method of accounting for oil and gas operations whereby all exploration and development expenditures are capitalized. Such expenditures include acquisition costs, geological and geophysical expenses, carrying charges for unproved properties, costs of drilling both productive and non-productive wells, production facilities and equipment and administrative costs related to capital projects. Proceeds from sales of oil and gas properties are recorded as a reduction of capitalized costs, unless such amounts would significantly alter the rate of depletion, whereupon gains or losses are recognized in income. Maintenance and repair costs are expensed as incurred, while improvements and major renovations are capitalized.

Costs accumulated, including provision for necessary future development, are depleted using the unit-of-production method based upon estimated proved reserves. Significant development projects and expenditures on exploration properties are excluded from the depletion calculation prior to assessment of the existence of proved reserves. Costs for excluded properties are evaluated periodically for impairment.

Costs accumulated are compared annually to the non-discounted estimated future net revenues from production (based on year-end non-escalated prices), and net of estimated administration, carrying costs and income taxes. Any excess of accumulated costs is charged to operations.

Mineral Properties

The acquisition of mineral properties are initially recorded at cost. Direct exploration and developments costs are deferred. When production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs relating to properties abandoned are written-off when the decision to abandon a site is made, or earlier if a determination is made that the property does not have economically recoverable reserves. On a quarterly basis, senior management reviews the carrying values of mineral properties and deferred exploration costs with a view to assess whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written-down or written off as appropriate.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitments to plan of action based on the then known facts.

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 2   Summary of Significant Accounting Policies – (cont'd)

Capital Assets and Amortization
Capital assets are recorded at historical cost. Amortization is calculated at the following annual rates:

Office equipment   - 20% declining balance
Computer equipment   - 30% declining balance

Amortization is calculated at one-half rates in the year of acquisition.

Deferred Charges
Deferred charges are recorded at cost and represent costs incurred with respect to issuing the convertible debentures. These costs are amortized over the term of the debentures, 5 years.

Foreign Currency Translation

Transactions denominated in foreign currencies are translated into Canadian dollar equivalents based at the exchange rate in effect at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollar equivalents based on the year-end exchange rate. Exchange gains and losses are included in operations.

Basic and Diluted Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis.

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

The basic and diluted loss per share figures for the year ended December 31, 2000 have been restated to reflect the 1 for 9 share consolidation effected in the year ended December 31, 2001.

Fair Value of Financial Instruments

The carrying values of cash, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The fair value of loans payable, due to related parties, promissory notes payable and convertible debentures payable are also assumed to approximate their carrying amounts. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 2   Summary of Significant Accounting Policies – (cont'd)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 10, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation expense on stock options granted to employees and directors, as long as the Company discloses the pro forma effect of accounting for these awards as if the fair value method had been used.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

Note 3   Deferred Charges

	2002	2001
Finders fees	$ 27,600	$ –
Legal fees	18,343	–
	45,943	–
Less: accumulated amortization	(7,657)	–
	$ 38,286	$ –

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 4   Resource Properties

By an agreement effective February 14, 2002, the Company acquired a 20% working interest and a 16% net revenue interest in the Wimberley No. 5 gas prospect located in Jack County, Texas for consideration of $162,566 (US$100,000) and 150,000 common shares valued at of $0.10 per share. The Company also issued 80,000 common shares at $0.10 per share as a finders fee.

	2002	2001
Acquisition Costs		
Cash	$ 162,566	$ -
Shares	15,000	-
Finders fees	8,000	
Legal and other	16,324	
	201,890	-
Capital assets		
Equipment	14,357	-
	$ 216,247	$ -

The Company had the option to earn a 5% interest in 130 mining claims located in the Val d'Or region of Quebec. During the year ended December 31, 2000, deferred development costs of 212,267 were written-off by management. During the year ended December 31, 2001, the Company abandoned the property and wrote-off acquisition costs totalling $205,000.

Note 5   Capital Assets

| | 2002 | | | 2001 |
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 2,781	$ 1,623	$ 1,158	$ 1,655
Office equipment	5,250	2,830	2,420	3,024
	$ 8,031	$ 4,453	$ 3,578	$ 4,679

Note 6   Loan Payable

The loan payable is unsecured, bears interest at 18% per annum and is due on January 15, 2004. The Company paid a finder's fee of $7,500 and issued 150,000 loan bonus shares valued at $0.10 per share with respect to this loan.

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 7   Related Party Transactions

The Company incurred the following charges by directors, former directors and private companies with common directors:

	2002	2001	2000
Consulting fees	$ –	$ 30,000	$ –
Interest -convertible debenture and	34,075	28,751	–
promissory notes			
Management fees	60,000	60,000	75,000
Office and miscellaneous	3,900	2,100	2,100
Office rent	4,800	7,500	6,000
Professional fees	–	–	9,000
	$ 102,775	$ 128,351	$ 92,100

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Due to related parties at December 31, 2002 of $123,079 (2001: $122,724) consists of amounts owing to a director and a private company with a common director. These amounts are unsecured, non-interest bearing and are due on December 30, 2004.

Included in promissory notes payable is $72,764 (2001: $225,268) owing to a director, former director and a private company with a common director.

Included in convertible debentures payable is $90,459 (2001: $Nil) owing to directors of the Company.

Note 8   Promissory Notes Payable – Note 7

The promissory notes payable are unsecured, bear interest at 15% per annum and are due on December 30, 2004.

Note 9   Convertible Debentures Payable – Note 7

The convertible debentures bear interest at 15% per annum and mature February 28, 2007. The debentures and accrued interest are convertible into units consisting of one common share and one share purchase warrant at $0.10 per unit in years one and two, at $0.15 per unit in year three, at $0.20 per unit in year four and at $0.25 per unit in year five. The share purchase warrants entitle the holders the right to purchase one common share for each warrant held at $0.10 per share for two years from the conversion date for conversions in the first two years, at $0.15 per share for one year for conversions in the third year, at $0.20 per share for one year for conversions in the fourth year and at $0.25 per share for one year for conversions in the fifth year. A total finders fee of $27,600 was paid with respect to this private placement. As at December 31, 2002, $52,296 of interest has been accrued on these debentures.

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 9   Convertible Debentures Payable – Note 7 – (cont'd)

The Company may force conversion of these debentures up to and including the close of business on February 28, 2005, by redeeming the debentures if the Company's shares trade in excess of $0.50 per share for a minimum of 90 days, at a redemption price equal to the principal amount being redeemed together with accrued and unpaid interest on the principal amount to the date fixed for redemption and all other moneys owing under this debenture and a penalty of six months interest payments.

Note 10   Share Capital – Note 9

i)   Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

ii)   Commitments:

Stock-based Compensation Plan
The Company has granted directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of December 31, 2002 and December 31, 2001 and changes during the years ending on those dates is presented below:

	December 31, 2002		December 31, 2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	–	–	100,000	$0.1125
1 for 9 share consolidation	–	–	(88,889)	–
Granted	133,666	$0.13	–	–
Cancelled	–	–	(11,111)	$1.0125
Options outstanding and exercisable at end of year	133,666	$0.13	–	–

As at December 31, 2002, there are 133,666 director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.13 per share. These share purchase options expire February 18, 2007.

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 10   Share Capital –Note 9 – (cont'd)

ii)   Commitments: – (cont'd)

Stock-based Compensation – (cont'd)

As disclosed in its accounting policies note, the Company does not
record compensation expense on the granting of stock options to
employees. Disclosure of pro forma loss and loss per share had the
Company elected to follow the fair value method using the Black-
Scholes option pricing model is as follows. The pro forma effect
of awards prior to December 31, 2001 has not been included.

| | Years ended December 31, | | |
	2002	2001	2000
Net loss for the year as reported	$(269,021)	$(412,184)	$(407,761)
Stock-based compensation	(18,713)	–	–
Pro forma loss for the year	$(287,734)	$(412,184)	$(407,761)
Pro forma basic and diluted loss per share	$ (0.12)	$ (0.37)	$ (0.37)

The following assumptions were used for the Black-Scholes model:

	2002	2001	2000
Risk free rate	3%	–	–
Dividend yield	0%	–	–
Expected volatility	196%	–	–
Weighted average expected stock option life	5 years	–	–

The weighted average fair value at the date of grant of the
employee stock options granted were as follows:

	2002	2001	2000
Weighted average fair value	$ 0.14	$ –	$ –
Total options granted	133,666	–	–
Total fair value of options granted	$ 18,713	$ –	$ –

Share Purchase Warrants

At December 31, 2002, the Company had 1,000,000 share purchase
warrants outstanding entitling the holders thereof the right to
purchase one common share for each warrant held at $0.14 per share
up to April 1, 2004.

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 11   Corporation Income Tax Carryforwards

At December 31, 2002, the Company has accumulated non-capital losses totalling $1,123,892 which may be deducted from future years' taxable income. These losses expire as follows:

December 31,	$	1,287
2004		
2005		53,765
2006		411,353
2007		185,806
2008		202,551
2009		269,130
	$	1,123,892

At December 31, 2002, the Company has accumulated Canadian exploration and development expenses of $417,227 which may be deducted from future years' taxable income at various rates per year.

At December 31, 2002, the Company has accumulated foreign exploration expenses of $224,462, which may be deducted from future years' taxable income at various rates per year.

The significant components of the Company's future income tax assets are as follows:

	2002	2001
Non-capital losses	$ 449,557	$ 384,643
Canadian and foreign exploration and development expenditures	256,676	191,449
	706,223	576,092
Less: valuation allowance	(706,233)	(576,092)
	$ –	$ –

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 12   Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. During the years ended December 31, 2002 and 2000 the following transactions were excluded from the statements of cash flows:

Year ended December 31, 2002:
- the Company issued 150,000 common shares at $0.10 per share in respect to the acquisition of a resource property.
- the Company issued 80,000 common shares at $0.10 per share in respect to finders fee on the acquisition of a resource property.
- the Company issued 150,000 common shares at $0.10 per share in respect to bonus shares relating to a loan payable.
- the Company issued 1,050,000 common shares at $0.12 per share in respect to debt settlement agreements.

Year ended December 31, 2000:

- the Company issued 50,000 common shares at a total price of $Nil to complete the acquisition of its subsidiary company.

Note 13   Subsequent Events

Subsequent to December 31, 2002, the Company:
a) acquired a 10% working interest in petroleum and natural gas rights in four sections north of Swan Hills, Alberta. The 10% working interest is based on paying 10% of the costs of drilling, completion and pipeline tie-in of the test well before payout subject to a convertible overriding royalty of 15%. After payout, the convertible overriding royalty will convert to a 5% working interest. By drilling this well, the Company earns an option to participate in future exploration in an additional three contiguous sections at the same terms and conditions. The Company paid drilling and completion costs of $90,530 subsequent to December 31, 2002. This acquisition is subject to regulatory approval.
b) arranged a $300,000 private placement. The private placement is for 1,000,000 units, each unit consists of one common share and one share purchase warrant at $0.30 per unit. The warrant is exercisable at $0.30 per share for a two year period. Subsequent to December 31, 2002, the Company received $132,000 toward this private placement. This private placement is subject to regulatory approval.

Note 14   Differences Between Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 14   Differences Between Canadian and United States of America Accounting Principles – (cont'd)

    a) Mineral Properties and Deferred Exploration Costs

        Under accounting principles generally accepted in Canada ("Canadian GAAP") exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the US ("US GAAP") exploration costs must be expensed as incurred. Therefore an additional exploration expense is required under US GAAP.

    Under Canadian GAAP, mineral properties are recorded at cost. Where the reserves are insufficient to cover the carrying value of the mineral property, the carrying value will be written-down or written-off as appropriate. Under US GAAP, a write-down to fair value is required. Accordingly, no adjustment is required on the mineral property for US GAAP purposes.

    b) Mineral Property Assignment Agreement

        Under Canadian GAAP, the value of the assignment agreement is not expensed rateably over the life of the assignment agreement. Under US GAAP, the value of the assignment agreement to acquire the mineral property is expensed rateably over the life of the agreement. Therefore an expense of $Nil (2001: $51,250; 2000: $51,250) is required under US GAAP.

    c) Basic and Diluted Loss Per Share

    Under Canadian GAAP, escrowed common shares are included in the calculation of loss per share unless they are contingently issuable. Under US GAAP, escrowed common shares are excluded in the calculation of loss per share. For the year ended December 31, 2000, the 148,148 escrowed common shares were excluded for reporting loss per share on a US GAAP basis (after giving effect to the 1 for 9 share consolidation).

    d) Accounting for Stock-based Compensation

    Under Canadian GAAP, stock-based compensation expense is not recorded between the excess, if any, of the quoted market value of the stock at the date of the grant over the amount the optionee must pay to acquire the stock.

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 14   Differences Between Canadian and United States of America Accounting
Principles – (cont'd)

d) Accounting for Stock-based Compensation – (cont'd)

Under US GAAP, options issued to non-employees for services are recorded as a compensation expense. Under Financial Accounting Standards No. 123, the fair value of each option issued is estimated on the date of issue using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected dividend yield	–	–	0%
Risk-free interest rate	–	–	4.5%
Expected volatility	–	–	219%
Expected life (in years)	–	–	3

The weighted average fair value at the date the options were granted was as follows:

	2002	2001	2000
Weighted average fair value	$ –	$ –	$ 0.143
Number of options granted	–	–	100,000
Fair value of options granted to non -employees	$ –	$ –	$ 14,300

e) The impact of the above on the consolidated financial statements is as follows:

	2002	2001	2000
Net loss for the year per Canadian GAAP	$(269,021)	$(412,184)	$(407,761)
Deferred exploration costs	–	–	212,267
Mineral property written off	–	205,000	–
Mineral property assignment agreement expense	–	(51,250)	(51,250)
Stock-based compensation expense	–	–	(14,300)
Net loss for the year per US GAAP	$ (269,021)	$ (258,434)	$ (261,044)
Basic loss per share US GAAP	$ (0.12)	$ (0.23)	$ (0.27)
Weighted average number of shares outstanding per US GAAP	2,321,666	1,106,666	955,741

Camflo International Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 14 Differences Between Canadian and United States of America Accounting Principles – (cont'd)

e) The impact of the above on the consolidated financial statements is as follows: – (cont'd)

	2002	2001
Total assets per Canadian and US GAAP	$ 376,701	$ 93,275
Total liabilities per Canadian and US GAAP	$ 783,865	$ 475,366
Deficit, end of the year per Canadian GAAP	$(1,576,180)	$(1,307,159)
Stock-based compensation expense	(313,330)	(313,330)
Deficit, end of the year per US GAAP	(1,889,510)	(1,620,489)
Share capital per Canadian and US GAAP	1,169,016	925,068
Additional paid-in capital	313,330	313,330
Shareholders' deficiency per US GAAP	$ (407,164)	$ (382,091)

Cash Flows	2002	2001	2000
Cash flows used in operating activities per Canadian and US GAAP	$ (249,891)	$ (267,945)	$ (34,503)
Cash flows provided by financing activities per Canadian and US GAAP	475,773	321,456	–
Cash flows provided by (used in) investing activities per Canadian and US GAAP	(193,247)	–	3,468
Increase (decrease) in cash per US GAAP	$ 32,635	$ 53,511	$ (31,035)

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camflo International Inc.   SEC # 0-30026
Registrant

June 26, 2003   By /s/ Alan Crawford
Date   Alan Crawford, President/CEO/Director

June 26, 2003   By /s/ Greg Burnett
Date   Greg Burnett, Director

June 26, 2003   By /s/ Robert Hewitt
Date   Robert Hewitt, Corporate Secretary/Director

EXHIBIT 99.1

CERTIFICATIONS

I, Alan Crawford, certify that:

1. The registrant's other certifying officers and I have reviewed this Annual Report on Form 20-F of Camplo International Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

    c) presented in this Annual Report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003   /s/ Alan Crawford
                            Alan Crawford, President, CEO and Director

Certification Accompanying Periodic Report
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

In connection with the Annual Report of Camflo International Inc. (the "Company") on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I, Alan Crawfordr, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Annual Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Alan Crawford
Alan Crawford
Chief Executive Officer
June 26, 2003